March 1, 2010
VIA U.S. MAIL AND FAX 703-813-6985
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Jay Webb, Accounting Reviewer

Re:	Opnext, Inc.
Form 10-K for the year ended March 31, 2009
Filed June 15, 2009
File No. 001-33306
Dear Mr. Webb:
Opnext, Inc. (“Opnext” or the “Company”) hereby confirms receipt of the letter dated February 18, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below in italics, followed by the Company’s response.
Form 10-K for the Year Ended March 31, 2009
Facing Page
1.	Given that your securities are listed on Nasdaq and that you registered your common stock under Section 12(b) on February 12, 2007, please revise applicable future filings to refer to your common stock as registered under Section 12(b) of the Exchange Act. In addition, please tell us why you registered your preferred share purchase rights by filing a Form 8-A registration statement pursuant to Section 12(g), instead of Section 12(b), of the Exchange Act.
The Company advises the Staff that the Company will reference in future filings the Company’s common stock as being registered under Section 12(b) of the Exchange Act. The Company also advises the Staff that the Company intended to register its preferred share purchase rights by filing a Form 8-A registration statement pursuant to Section 12(b) of the Exchange Act rather than Section 12(g) of the Exchange Act. The Company advises the Staff that the Company will reference in future filings with the Commission such preferred share purchase rights as being registered under Section 12(b) of the Exchange Act.

Item 9A. Controls and Procedures
Changes in internal control over financial reporting, page 86
2.	Please tell us what your reference to “other than as discussed in the preceding paragraph” means given that it appears to qualify whether there were any material changes in your internal controls over financial reporting.
The Company advises the Staff that the language “other than as discussed in the preceding paragraph” was erroneously included in the Company’s disclosure, as there were no material changes in the Company’s internal controls over financial reporting discussed in such preceding paragraph. The Company advises the Staff that the Company will omit any such language in future filings with the Commission in instances where there were no material changes in the Company’s internal controls over financial reporting.
Form 10-Q for the Quarter Ended December 31, 2009
Management’s Discussion and Analysis, page 21
3.	In your applicable future filings, please include the disclosures required by Item 303(a)(5) of Regulation S-K.
The Company acknowledges the Staff’s comment and confirms that it will disclose material changes outside the ordinary course of the Company’s business in the contractual obligations specified in the tabulated disclosure required with respect to full fiscal years by Item 303(a)(5) of Regulation S-K during future interim periods as called for by instruction 7 to paragraph (b) of Item 303 of Regulation S-K. The Company notes that there were no such material changes in the three-month period ended December 31, 2009.
Exhibit 31
4.	In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. For example, remove the title of the certifying officer from the first sentence. Also remove the name of the registrant from the same sentence and include it in paragraph 1 of the certification.
The Company acknowledges the Staff’s comment and confirms that it will present such certifications in future filings in the exact form as set forth in Item 601(b)(31) of Regulation S-K.
*     *     *     *     *
The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 732-544-3305.

Very truly yours,
/s/ Robert J. Nobile
Robert J. Nobile
Senior Vice President and Chief Financial Officer

cc:	Andri Boerman, Esq., U.S. Securities and Exchange Commission
Geoff Kruezek, Esq., U.S. Securities and Exchange Commission
Tim Buckmiller, Esq., U.S. Securities and Exchange Commission
Justin J. O’Neill, Opnext, Inc.

3